SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December 2010

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

411, Yeongdong-daero, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

On December 23, 2010, the board of directors of Korea Electric Power Corporation (“KEPCO”) resolved to issue U.S. dollar-denominated zero-coupon bonds exchangeable into common shares of LG Uplus Corp. through a placement to investors in Europe and Asia. The aggregate principal amount of such bonds is expected to be approximately US$180 million, or Won 208 billion, based on an exchange rate of Won 1,155.50 per U.S. dollar as announced by Seoul Money Brokerages Services, Ltd. on December 23, 2010. The issue proceeds are expected to be used for overseas natural resources development and other overseas businesses. The bonds are expected to be listed on the Singapore Exchange. The lead underwriters will be J.P. Morgan Securities Limited and Credit Suisse Securities (Europe) Limited.

The principal amount will be repaid in full at maturity, subject to any call or put options. The exchange period is expected to be from one month following the issue date to two weeks prior to the maturity date. The exchange price will be subject to certain anti-dilution provisions as specified in the relevant transaction documents.

Further details relating to these bonds, such as the aggregate principal amount, interest rates at maturity and upon the exercise of any early redemption rights, terms of exchange, the exchange rate, exchange premium, subscription date, closing date, the reference currency exchange rates, will be provided in a future filing on Form 6-K, when the terms and conditions relating to the bonds are finalized subject to market conditions.

The information in this current report is not an offer for sale of the securities of KEPCO in the United States. The securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. KEPCO does not intend to register any portion of the offering in the United States or to conduct a public offering of securities in the United States.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/S/ SHIN, CHANG-KEUN
Name:	Shin, Chang-Keun
Title:	Vice President

Date: December 28, 2010